FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited
ACN 004 044 937 (Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 27th January  2004

Update on unauthorised foreign currency options trading

Following a detailed assessment, the National Australia Bank has announced a total pre-tax loss of A$360 million arising from unauthorised foreign currency options trading.

The total pre-tax loss includes A$185 million announced last week and an additional A$175 million from revaluation of the trading book. This will result in a post-tax loss of A$252 million.

The Chief Executive of the National, Mr Frank Cicutto, said a detailed internal revaluation, and a review of that revaluation by the National’s external auditor, had confirmed the losses arising from the unauthorised foreign currency options trading.

“We have worked as quickly as possible to identify all of the losses arising from the foreign currency options trading accurately,” he said. “We will ensure that our ongoing position will be managed in a prudent and conservative manner.

“The foreign currency traders exploited weaknesses in our internal procedures. We have identified those weaknesses and closed them. We are conducting a comprehensive investigation into the matter and we will take whatever other action is necessary.”

Mr Cicutto also said the National expects to pay a full year dividend in line with market expectations and that the dividend will be fully franked in the first half.

The Chairman of the National, Mr Charles Allen, said the Board of Directors are closely monitoring the investigations into the unauthorised foreign currency options trading and will ensure a comprehensive and transparent assessment.

“We will provide the fullest possible account of the outcomes of the internal investigations when they are completed towards the end of February and ensure full responsibility is identified for the unauthorised foreign currency options trading,” he said.

For further information please contact:

Robert Hadler	Brandon Phillips
General Manager	Group Manager
Group Corporate Affairs	Group Corporate Relations

03 8641 3876 work	03 8641 3857 work
0404 805 675 mobile	0419 369 058 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 27 January 2004	Title:	Associate Company Secretary